FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

June 04– 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim 67082 Strasbourg Cedex France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ).

Enclosure:                                        Press release dated June, 04, 2003 announcing Transgene to present data at American Society of Gene Therapy Annual Meeting

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG C&O
Patrick Squiban	Julio Cantre	Marie Carole de Groc
V.P., Medical & Regulatory Affairs + 33 (0) 3 88 27 92 08	+ 1 (212) 798 9779	+ 33 (0) 1 58 47 95 07

TRANSGENE TO PRESENT DATA AT

AMERICAN SOCIETY OF GENE THERAPY ANNUAL MEETING

Strasbourg, France, June 4, 2003 – Transgene (Nasdaq: TRGNY; Nouveau Marché: TRANSGENE) announced today the upcoming presentation of its completed Phase I clinical trials of its two immunotherapy product candidates, Adeno Interferon gamma (Ad-IFNg) and Adeno Interleukin-2 (Ad-IL2), at the 6th Annual Meeting of the American Society of Gene Therapy.  The meeting will be held at the Marriott Wardman Park Hotel in Washington, D.C.

Investigators will present the following :

Rochlitz Christoph(1), Morcinek Jessica(3), Reuter Juergen(1), Slos Philippe(2), Squiban Patrick(2), Dummer Reinhard. (3) Phase I Trial of Repeated Intralesional Injection of TG1024 (Adenovirus-Interleukin-2) in Melanoma and Accessible Solid Tumours.  This poster presentation (#312) will be held on Thursday, June 5, from 4:00 p.m. to 7:30 p.m., at Exhibit Halls B & C.

Urosevic Mirjana(3), Mayer Tania(3),Morcinek Jessica(3),Acres Bruce(2),  Slos Philippe(2), Squiban Patrick(2),  Burg Gunter(3), Dummer Reinhard.(3)  Results of Clinical Study Phase 1  with Adenovirus-Interferon-Gamma (TG1042)in Primary Cutaneous T and B Cell Lymphomas. This poster presentation (#313) will be held on Thursday, June 5, from 4:00 p.m. to 7:30 p.m., at Exhibit Halls B & C.

Mirjana Urosevic.(3) Clinical Outcome of Cutaneous T Cell Lymphoma Patients Treated with TG1042-Adenovirus-Interferon-Gamma. This oral presentation (SS#440) will be held on Saturday, June 7, from 8:00 a.m. – 10:00 a.m. in the Salon 2/3.

Abstracts can be viewed at the American Society of Gene Therapy website.

Two Phase I clinical trials have been successfully completed with the Ad-IFNg  and Ad-IL2 immunotherapy product candidates in patients with cutaneous lymphoma and in patients with metastatic melanoma and other solid tumors, respectively. The Ad-IFNg trial was conducted at the Dermatology Unit at the Zurich University Hospital. The Ad-IL2 trial was conducted at two sites: the Dermatology Unit at the Zurich University Hospital and the Medical Oncology Unit at the Basel Kantonspital.

Société anonyme au capital de 23 008 603 Euros – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33-03 88 27 91 00  Fax : +33-03 88 27 91 11

The two product candidates use Transgene’s improved adenoviral vector, one carrying the Interferon gamma gene and the other the Interleukin-2 gene.

Both showed positive results in terms of efficient gene transfer and cytokine expression. Tolerance was excellent up to the highest dose, and promising clinical responses (tumor regressions and stabilizations) were observed in cutaneous lymphoma patients treated with Ad-IFNg. The studies have been extended in a Phase I/II setting. Updated data will be presented on both studies.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials.  Transgene’s proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Endnotes

(1) Medical Oncology, Kantonsspital, Basel, Switzerland

(2) Transgene, Strasbourg, France

(3) Dermatology, University Hospital, Zurich, Switzerland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June,04, 2003	Transgene S.A.

		By:	/s/ Philippe PONCET
Philippe PONCET
Chief Financial Officer